

March 12, 2021

Dean Bulter
Chief Financial Officer
Synaptics Inc
1251 McKay Drive
San Jose, CA 95131

>   **Re: Synaptics Inc**
>   **Form 10-K for the Fiscal Year Ended June 27, 2020**
>   **Response dated February 23, 2021**
>   **File No. 000-49602**

Dear Mr. Bulter:

We have reviewed your February 23, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 2, 2021 letter.

Form 10-K for the Fiscal Year Ended June 27, 2020

Notes to Consolidated Financial Statements
4. Divestiture, page F-17

1. We have read your response to comment 2, noting that you determined the TDDI product line disposal did not qualify as a discontinued operation since it did not qualify as a component of an entity and did not represent a strategic shift that has or will have a major effect on your operations and financial results. Please address the following comments:

    - Explain in further detail how you determined the disposed TDDI product line did not represent a component of an entity. Considering you previously provided pro forma financial statements reflecting the impact, it appears that the operations and cash flows could be clearly distinguished, operationally and for financial reporting purposes, from the rest of your business. We also note that you refer to the disposed entity as a "business" within the aforementioned Form 8-K, on page 40 of your Form 10-K, and on page 31 of your Form 10-Q for the quarterly period ended December 26, 2020.

• Explain in further detail how you determined that the disposal did not represent a strategic shift that has or will have a major effect on your operations and financial results. Based on your pro forma financial statements, we note that the disposal represented approximately 22% your fiscal 2019 revenues and over half of your net income for the six month interim period ended December 28, 2019. We further note on page 31 of your most recent Form 10-Q that there was a 49% and 39.2% decline in your mobile product application net revenues for the three and six months ended December 26, 2020, respectively, that you primarily attribute to the sale of your TDDI business.

12. Segment, Customers, and Geographic Information, page F-33

2. You indicate in your response to comment 3 that the CODM has ultimate decision-making authority over the key operating decisions across all product categories, as well as other areas in the organization. Please describe the key operating decisions, who makes these decisions, and how performance is assessed and how resources are allocated. Additionally, tell us what financial information is used by the CODM in making these key operating decisions. As part of your response, please provide examples.

3. We note the reference to your annual operating and long-range planning processes. Please explain to us how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed and individuals that participate at each step, and the level at which the CODM makes changes to the budget. Also, explain your process to assess performance against budget, including the level at which this assessment is made, the frequency, and the individuals involved in that process. In this regard, we note from your response that you prepare internal quarterly financial reports on a divisional basis.

4. We note from page 5 of your response that the CODM meets with his direct reports one-on-one at least monthly and meets with the division general managers and their respective divisional leadership teams on a monthly basis. Please tell us whether any financial information is prepared, reviewed or discussed in conjunction with these meetings, either formally or informally. If so, describe the financial information and how it is used.

5. We note from your response that the roles and responsibilities of division general managers include approving tactical decisions aligning to corporate strategy, resource allocations and management of those resources within the division. Please explain to us the nature of the resource allocations that the division general managers are responsible for and contrast them with resource allocations performed by the CODM.

6. We note from your response that 50% of the short-term compensation for division general

managers is based on achievement of target financial metrics at the level of their respective divisions. Please tell us what these financial metrics are and each of their relative weightings in the compensation package.

You may contact Jean Yu at 202-551-3305 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at 202-551-3345 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing